FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September, 2007
Commission File Number 1-11080
THE ICA CORPORATION

(Translation of registrant’s name into English)
Minería No. #145
11800 México D.F.
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F     ☑          Form 40-F     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      ☐          No     ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___

We have prepared this report to provide investors with disclosure regarding recent developments in our business and our results of operations for the six-month period ended June 30, 2007. The information in this report updates information contained in our annual report on Form 20-F/A for the year ended December 31, 2006 (SEC File No. 001-11080), filed with the Securities and Exchange Commission on September 10, 2007.
Exhibits
Exhibit 1. Condensed Consolidated Unaudited Financial Statements of Empresas ICA, S.A.B. de C.V.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables present selected consolidated financial information of our company. Mexican peso financial information for all periods has been adjusted for inflation, in accordance with MFRS, such that it is presented in constant pesos as of June 30, 2007.

Information as of the last day of and for each of the five years in the period ended December 31, 2006 has been derived from our audited consolidated financial statements. Such information should be read in conjunction with, and is qualified in its entirety by reference to, such financial statements and the notes thereto, which are included in our annual report on Form 20-F/A for the year ended December 31, 2006. Nonetheless, information as of and for each of the five years in the period ended December 31, 2006 presented below is presented in constant pesos as of June 30, 2007, while corresponding information in our annual report on Form 20-F/A and our audited consolidated financial statements is presented in constant pesos as of December 31, 2006. As such, amounts presented below differ from to those presented in such audited consolidated financial statements.

Information as of and for the six months ended June 30, 2007 and 2006 has been derived from, should be read in conjunction with and is qualified in its entirety by reference to, our unaudited consolidated condensed financial statements and the notes thereto, included elsewhere in this report.

The unaudited financial information presented below has been prepared on the same basis as our annual consolidated financial statements, and, in our opinion, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial condition and results of operation as of the dates and for the periods specified. Results for the six months ended June 30, 2007 are not, however, necessarily indicative of results to be expected for the full year 2007.

The principal differences, other than inflation accounting, between MFRS and accounting principles generally accepted in the United States, or U.S. GAAP, and their effects upon net income (loss) and total stockholders’ equity are presented in note 29 to our annual consolidated financial statements for 2006.

	Financial Information as of and for the Year Ended December 31,
	2006		2006		2005		2004		2003		2002
	(Millions of		(Thousands of Mexican pesos, except share, per share, per ADS and inflation data)
	U.S. dollars)(1)

Income Statement Data:
MFRS:
Total revenues	U.S.$	2,000	Ps.	21,528,372	Ps.	19,350,512	Ps.	13,792,058	Ps.	10,427,064	Ps.	9,492,191
Gross profit		287		3,087,403		2,426,735		1,732,149		1,042,884		1,329,961
Selling, general and administrative expense		136		1,459,764		1,317,555		1,182,310		997,982		1,152,371
Operating income		151		1,627,639		1,109,180		549,839		44,902		177,590
Financing cost (income) net		18		188,784		118,059		(13,101)		405,477		518,006
Other (income) expense, net(2)		(5)		(57,674)		(156,523)		16,686		299,740		257,531
Income tax(3)		36		383,930		362,277		536,962		361,880		613,585
Share in income (loss) of affiliated companies		2		21,658		102,772		184,066		(182,216)		(149,700)
Consolidated net income (loss)		92		991,955		787,784		164,031		(1,207,893)		(1,418,326)
Net income (loss) of minority interest		32		342,996		260,282		66,405		(40,846)		154,507
Net income (loss) of majority interest		60		648,959		527,502		97,626		(1,167,047)		(1,572,833)
Basic and diluted earnings (loss) per share of majority interest(5)		0.15		1.61		1.52		0.31		(10.08)		(15.18)
Basic and diluted earnings (loss) per ADS of majority interest(5)		1.79		19.32		18.24		3.72		(120.96)		182.16

Weighted average shares outstanding (000s):
Basic and diluted(5)		404,182		404,182		347,127		310,177		115,751		103,594

	Financial Information as of and for the Year Ended December 31,
	2006		2006		2005		2004		2003		2002
	(Millions of		(Thousands of Mexican pesos, except share, per share, per ADS and inflation data)
	U.S. dollars)(1)

U.S. GAAP:
Total revenues		1,627		17,519,406		15,315,675		11,578,016		8,297,606		6,430,995
Operating income (loss)(7)		132		1,422,969		821,796		504,464		(60,418)		(380,185)
Income (loss) from continuing operations(4)		44		469,580		485,120		(44,002)		(1,186,672)		(1,606,508)
Income (loss) from discontinued operations		—		—		—		64,441		(27,635)		98,715
Consolidated net income (loss)		44		469,580		485,120		20,439		(1,214,307)		(1,507,793)
Basic earnings (loss) per share from:
Continuing operations		0.11		1.16		1.40		(0.14)		(9.28)		(13.68)
Discontinued operations		—		—		—		0.21		(0.22)		0.84
Basic earnings (loss) per share(5)		0.11		1.16		1.40		0.07		(9.50)		(12.84)
Basic earnings (loss) per ADS(5)		0.43		4.64		5.60		0.28		(38)		(51.36)
Diluted earnings (loss) per share from:
Continuing operations		0.11		1.16		1.40		(0.14)		(9.28)		(13.68)
Discontinued operations		—		—		—		0.21		(0.22)		0.84
Diluted earnings (loss) per share(5)		0.11		1.16		1.40		0.07		(9.50)		(12.84)
Diluted earnings (loss) per ADS(5)		0.43		4.64		5.60		0.28		(38)		(51.36)
Weighted average shares outstanding (000s):
Basic		404,182		404,182		347,127		310,030		127,869		117,449
Diluted		404,997		404,997		347,510		310,030		127,869		117,449
Balance Sheet Data:
MFRS:
Total assets	U.S.$	3,389	Ps.	36,481,925	Ps.	32,562,260	Ps.	21,839,795	Ps.	17,375,442	Ps.	16,838,131
Long-term debt(8)		680		7,318,962		10,501,907		6,697,416		3,510,188		4,659,324
Capital stock		707		7,615,395		7,775,400		9,526,102		8,993,587		7,110,418
Total stockholders’ equity		1,317		14,179,384		13,488,309		6,348,641		5,817,683		4,571,269
U.S. GAAP:
Total assets		3,130		33,690,544		30,516,613		20,035,867		16,029,446		15,192,183
Long-term debt(8)		680		7,318,962		10,457,683		6,880,977		3,660,330		4,636,536
Capital stock(6)(9)		1,537		16,544,957		16,486,130		13,951,892		13,542,897		11,128,915
Total stockholders’ equity(6)(9)		828		8,915,911		8,679,560		5,802,221		5,470,336		4,252,092
Other Data:
Adjusted EBITDA(10)		275		2,957,999		2,279,761		1,816,306		687,658		696,679
MFRS:
Capital expenditures		137		1,480,200		1,045,848		1,122,913		677,010		198,184
Depreciation and amortization		79		854,177		767,880		971,141		601,853		486,878

(1)	Except share and inflation data. Amounts stated in U.S. dollars as of and for the year ended June 30, 2007 have been translated at a rate of Ps.10.7653 to U.S.$1.00 using the Federal Reserve noon buying rate on June 30, 2007.

(2)	Includes for 2005 gain on purchases and sales of investments of Ps.100 million and other income of Ps.56 million relating to gain from sale of claims rights. Includes for 2004 other expense of Ps.33 million relating to severance costs and a Ps.174 million reversal of an impairment charge related to a concession. Includes for 2003 other expense of Ps.52 million relating to severance costs, Ps.133 million in costs associated with the curtailment of the pension plan and Ps.21 million in other income relating to a reversal of an impairment charge related to an investment in property, plant and equipment. Includes for 2002 other expense of Ps.135 million relating to severance costs, and other expense of Ps.91 million from the write-off of recoverable value-added taxes. See, “Item 5. Operating and Financial Review and Prospects —

Operating Result — Other Expenses, Net” in our annual report on Form 20-F/A for the year ended December 31, 2006.

(3)	Effective January 1, 1999, we adopted Bulletin D-4 “Accounting for Income Tax, Tax on Assets and Statutory Employee Profit Sharing.”

(4)	Our construction aggregates and manufacturing segments are reported as discontinued operations as a result of the sale of our interest in subsidiaries engaged in the construction aggregates segment in 2003 and the disposition of our manufacturing segment in 2002.

(5)	Basic earnings (loss) per share and per ADS are based on the weighted average number of shares outstanding during each period and, for purposes of U.S. GAAP, which requires us to take into consideration the change in the ratio of ADSs to CPOs from 1:12 to 1:4 that we undertook in August 2007, reflect a ratio of ADSs to CPOs of 1:4. For MFRS purposes, the ratio reflected is 1:12.

(6)	We adopted in 2006 the recognition and disclosure provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. The effect of this adoption resulted in a decrease in accumulated other comprehensive income within stockholders’ equity for Ps.258,283, net of income taxes. See note 29(g) to our annual consolidated financial statements for 2006.

(7)	There are differences in the classification of certain expenses recorded under “other expenses (income)” related to (i) severance costs; (ii) the allowance and reversal for impairment of investments in concessions, property, plant and equipment and goodwill; and (iii) statutory employee profit sharing. Under MFRS, these expenses are treated as non-operating expenses and are not deducted in calculating operating income (loss), where as under U.S. GAAP these expenses are treated as operating expenses and are deducted in calculating operating income (loss). Such amounts for 2006, 2005, 2004, 2003 and 2002 totaled Ps.217 million, Ps.(55) million, Ps.33 million, Ps.165 million and Ps.217 million, respectively. See note 29 to our annual consolidated financial statements for 2006.

(8)	Excluding current portion of long-term debt.

(9)	In the current as well as prior years, our stockholders approved the reclassification of accumulated losses as well as the portion of the insufficiency from restatement of capital related to inflationary effects against common stock. We determined that such applications of losses against common stock are not appropriate under U.S. GAAP. Such difference between MFRS and U.S. GAAP does not affect total stockholders’ equity under U.S. GAAP, but rather reclassifies amounts among stockholders’ equity which are affected by such applications, including retained earnings, cumulative other comprehensive income, common stock, additional paid-in capital and the reserve for the repurchase of shares. See note 29 to our annual consolidated financial statements for 2006.

(10)	Adjusted EBITDA is not a financial measure computed under U.S. GAAP or MFRS and should not be considered an indicator of financial performance or free cash flow under U.S. GAAP or MFRS. We define adjusted EBITDA as net income of majority interest plus (i) net income of minority interest, (ii) income taxes, (iii) share in net income of affiliates, (iv) financing cost, net, (v) other (income) expense, net, (vi) depreciation and amortization and (vii) net interest expense included in cost of sales for financed projects. Our management believes that adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, minority shareholdings, and other non-operating items. The calculation of adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

You should review adjusted EBITDA, along with net income when trying to understand our operating performance. Our computation of adjusted EBITDA may not be comparable to adjusted EBITDA as reported by other companies in Mexico or elsewhere. Adjusted EBITDA should not be considered as an alternative to net income of majority interest, which is determined in accordance with MFRS or U.S. GAAP or as an indication of our financial performance.

Adjusted EBITDA has certain material limitations. It does not include interest expense. Because we borrow money to finance a significant portion of our operations, interest is a necessary and ongoing part of our costs and incurring debt and interest expense assists us in generating revenue. Therefore, any measure that excludes interest expense has material limitations. Additionally, adjusted EBITDA does not include taxes. Because the payment of taxes is a necessary and ongoing part of our operations, any measure that excludes taxes has material limitations. Furthermore, adjusted EBITDA does not include depreciation and amortization. Because we must utilize property and equipment and in order to generate revenues and enter into concession arrangements are a significant part of our operations, depreciation and amortization are a necessary and ongoing part of our costs. Therefore, any measure that excludes depreciation and amortization has material limitations. Adjusted EBITDA also excludes our participation in the share of income from unconsolidated affiliates and other income (expense), which consists mainly of the recording and cancellation of the provision for the collection of accounts receivable for the Torre Mayor project and statutory employee profit sharing expense. We enter into joint ventures and invest in other projects with unconsolidated affiliates as an ongoing part of our operations in order to increase our competitiveness and knowledge and to share risks. Therefore, any measure that excludes this information has material limitations.

The following table provides a reconciliation of net income of majority interest to adjusted EBITDA for each of the periods presented:

	Six Months Ended June 30,			Year Ended December 31,
	2007	2006	% Var	2006	2005	% Var
	(Millions of Mexican pesos)

Adjusted EBITDA:
Net income of majority interest(1)	137	283	(51)	649	528	23
Plus:
Minority interest	217	198		343	260
Share of net income in unconsolidated affiliates	18	5		22	103
Taxes	79	225		384	362
Other income (expense), net	(69)	66		85	(56)
Integral financing cost	318	48		189	118
Depreciation and amortization	313	426		854	768
Interest expense included in cost of sales of financed projects	—	233		476	401

Adjusted EBITDA	977	1,474	(56)	2,958	2,280	30

(1)	Net income of majority interest is a measure equivalent to consolidated net income under U.S. GAAP.

	Financial Information as of and for
	the Six Months Ended June 30,
	2007		2007		2006
	(Millions		(Millions of Mexican pesos,
	of U.S. dollars)(1)		except share, per share, per
			ADS and inflation data)

Income Statement Data:
MFRS:
Total revenues	U.S. $	945	Ps.	10,174	Ps.	10,719
Gross profit		149		1,606		1,547
Selling, general and administrative expense		87		941		733
Operating income		62		664		814
Financing cost, net		30		318		48
Other (income) expense, net		(6)		(69)		66
Income tax expense		7		79		225
Share in income of affiliated companies		2		18		5
Consolidated net income (loss)		33		354		481
Net income of minority interest		20		217		198
Net income of majority interest		13		137		283
Basic and diluted earnings per share of majority interest		0.03		0.34		0.70
Basic and diluted earnings per ADS of majority interest		0.38		0.38		0.78
Weighted average shares outstanding (000,000s):
Basic and diluted(2)		N/A		406		404
Balance Sheet Data:
MFRS:
Total assets	U.S. $	3.171	Ps.	34,139	Ps.	35,359
Long-term debt		545		5,869		6,993
Capital stock		551		5,927		5,906
Total stockholders’ equity		1,343		14,459		13,972
Other Data:
Adjusted EBITDA(3)		91		977		1,474
MFRS:
Capital expenditures		55		594		394
Depreciation and amortization		29		313		409

(1)	Except share and inflation data. Amounts stated in U.S. dollars as of and for the six-month period ended June 30, 2007 have been translated at a rate of Ps.10.77653 to U.S.$1.00 using the Federal Reserve noon buying rate on June 30, 2007.

(2)	Basic earnings (loss) per share and per ADS are based on the weighted average number of shares outstanding during each period and considering four shares per ADS. Diluted earnings (loss) per share and per ADS are calculated by giving effect to all potentially dilutive common shares outstanding during the period.

(3)	Adjusted EBITDA is not a financial measure computed under U.S. GAAP or MFRS and should not be considered an indicator of financial performance. We define adjusted EBITDA as net income of majority interest plus (i) net income of minority interest, (ii) income taxes, (iii) share in net income of affiliates, (iv) financing cost, net, (v) other (income) expense, net, (vi) depreciation and amortization and (vii) net interest expense included in cost of sales for financed projects. Our management believes that adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, minority shareholdings, and other non-operating items. The calculation of adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

You should review adjusted EBITDA, along with net income when trying to understand our operating performance. Our computation of adjusted EBITDA may not be comparable to adjusted EBITDA as reported by other companies in Mexico or elsewhere. Adjusted EBITDA should not be considered as an alternative to net income of majority interest, which is determined in accordance with MFRS or U.S. GAAP or as an indication of our financial performance.

Adjusted EBITDA has certain material limitations. It does not include interest expense. Because we borrow money to finance a significant portion of our operations, interest is a necessary and ongoing part of our costs and incurring debt and interest expense assists us in generating revenue. Therefore, any measure that excludes interest expense has material limitations. Additionally, adjusted EBITDA does not include taxes. Because the payment of taxes is a necessary and ongoing part of our operations, any measure that excludes taxes has material limitations. Furthermore, adjusted EBITDA does not include depreciation and amortization. Because we must utilize property and equipment and in order to generate revenues and enter into concession arrangements that are a significant part of our operations, depreciation and amortization are a necessary and ongoing part of our costs. Therefore, any measure that excludes depreciation and amortization has material limitations. Adjusted EBITDA also excludes our participation in the share of income from unconsolidated affiliates and other income (expense), which consists mainly of the recording and cancellation of the provision for the collection of accounts receivable for the Torre Mayor project and statutory employee profit sharing expense. We enter into joint ventures and invest in other projects with unconsolidated affiliates as an ongoing part of our operations in order to increase our competitiveness and knowledge and to share risks. Therefore, any measure that excludes this information has material limitations.

See footnote 10 to the year-end financial information table above in this “Selected Consolidated Financial Information” section for a reconciliation of net income of majority interest to adjusted EBITDA.

RECENT RESULTS OF OPERATIONS

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our unaudited consolidated condensed financial statements as of and for the six months ended June 30, 2007, included in this report, and the notes thereto. Our unaudited consolidated condensed financial statements have been prepared in accordance with MFRS, which differs in certain significant respects from U.S. GAAP. Our results of operations for the six-month period ended June 30, 2007 are not necessarily indicative of results to be expected for the entire fiscal year.

General

We are a Mexican company principally engaged in construction and construction-related activities. As a result, our results of operations are substantially affected by developments in Mexico and Mexican public spending on large infrastructure projects. Our results of operations also vary from period to period based on the mix of projects under construction, and the contract terms of those projects.

Our results of operations for the first half of 2007 principally reflect a 9% reduction in Construction segment revenues that was offset only in part by increased revenues in our other segments. We believe this was principally a result of the relatively high level of construction projects nearing completion in the months leading up to the July 2006 federal election in Mexico, and the post-election slowdown in new contract awards in the second half of 2006. In addition, the contracts we were awarded in the first half of 2007 are not yet contributing significantly to revenues.

After a transition period of several months, the government of President Felipe Calderon, who assumed office in December 2006, has begun soliciting bids for new projects. Recently, President Calderon unveiled his National Infrastructure Program, which the government has announced is designed to expand Mexico’s infrastructure, accelerate Mexico’s economic growth and make the Mexican economy more internationally competitive. The National Infrastructure Program contemplates public and private investments totaling Ps.951 billion over the 2007 to 2012 period in highways, railroads, ports, airports, telecommunications, water and sanitation, irrigation, and flood control projects. In addition, the National Infrastructure Plan calls for an additional Ps.1,581 billion in energy sector investments.

Starting in May, we have seen an increase in the pace of bidding and awarding of public sector contracts in Mexico. We expect that the new projects that have been recently awarded to us will contribute positively to revenues once the contracts and concession agreements have been signed, financing is obtained and the projects enter into the construction phase.

Our business strategy is to grow our construction business as well as to grow and diversify into construction-related activities such as infrastructure and housing development, which we believe offer opportunities for potentially higher growth, higher margins, and reduced volatility of operating results. Our goal is to generate a greater portion of our consolidated revenues from our Infrastructure and Housing Development segments by 2010. For the first six months of 2007, these two segments represented 20% of our consolidated revenues.

Operating Results

Revenues

The following table sets forth the revenues (after elimination of interdivisional revenues) of each of our business segments and divisions for the six Months Ended June 30, 2007 and 2006.

	Six Months Ended June 30,
	2007			2006
	(Millions of		(Percentage of	(Millions of		(Percentage of
	Mexican pesos)		Total)	Mexican pesos)		Total)

Revenues
Construction
Civil	Ps.	3,600	35%	Ps.	4,269	40%
Industrial		3,772	37%		3,971	37%
Rodio Kronsa		830	8%		792	7%

Construction Total		8,202	81%		9,032	84%

Infrastructure
Airports		895	9%		802	7%
Other Concessions		310	3%		224	2%

Infrastructure Total		1,205	12%		1,026	9%

Housing Development		786	8%		597	6%
Corporate and Other(1)		(18)	0%		64	1%
Total	Ps.	10,174	100%	Ps.	10,719	100%

(1)	Includes Ps.86 million in charges against revenues in the first half of 2007 to eliminate revenues resulting from intercompany transactions.

Total revenues decreased by 5% from Ps.10,719 million during the first six months of 2006 to Ps.10,174 million in the first six months of 2007. This decrease was primarily attributable to a reduced volume of work performed by our Construction segment in the 2007 period, as projects completed during 2006 were not replaced by new projects. The decrease in revenues in our Construction segment was only in part offset by increases in revenues in our Infrastructure and Housing Development segments.

Cost of Sales

We recorded cost of sales of Ps.8,568 million during the first six months of 2007, a 6.6% decrease from Ps.9,172 million during the first six months of 2006. This decrease was due primarily to the reduced volume of work performed in the first six months of 2007 and a reclassification in 2007 of Ps.68 million of expenses that previously were included in cost of sales and are now accounted for as selling, general and administrative expenses due to a change in accounting policy.

Selling, General and Administrative Expenses

We recorded selling, general and administrative expenses of Ps.941 million during the first six months of 2007, a 28% increase from Ps.733 million during the same period of 2006. This increase was due primarily to higher bid preparation expenses (Ps.57 million in the 2007 period compared to Ps.47 million in the 2006 period) and the reclassification in 2007 of Ps.68 million of expenses from costs of sales to selling, general and administrative expenses due to a change in accounting policy.

Operating Income

The following table sets forth operating income or loss of each of our business segments and divisions for the six-month periods ended June 30, 2007 and 2006.

	Six Months Ended June 30,
	2007			2006
	(Millions of		(Percentage of	(Millions of		(Percentage of
	Mexican pesos)		Total)	Mexican pesos)		Total)

Operating Income (Loss)
Construction
Civil	Ps.	96	14%	Ps.	159	20%
Industrial		94	14%		140	17%
Rodio Kronsa		21	3%		46	6%

Construction Total		211	31%		345	42%

Infrastructure
Airports		354	53%		316	39%
Other Concessions		97	15%		106	13%

Infrastructure Total		451	68%		422	52%

Housing Development		61	9%		54	7%
Corporate and Other		(59)	(9)%		(7)	0%
Total	Ps.	664	100%	Ps.	814	100%

Revenue and Operating Income by Business Segment and Division

Construction

Civil Construction

The following table sets forth the revenues, operating income and operating margin of our civil construction division for the six-month periods ended June 30, 2007 and 2006.

	Six Months Ended June 30,
	2007		2006
	(Millions of Mexican pesos, except for percentages)

Revenues	Ps.	3,600	Ps.	4,269
Operating income	Ps.	96	Ps.	159
Operating margin		2.7%		3.7%

Our Civil Construction division’s revenues decreased by 16% to Ps.3,600 million during the first six months of 2007, from Ps.4,269 million during the first six months of 2006, principally due to the reduced volume of work in the 2007 period. The principal contributors to revenues in the first half of 2007 were the Cachamay stadium in Venezuela (which contributed Ps.1,075 million of revenue and was completed May 2007), Terminal II of the Mexico International Airport (which contributed Ps.786 million of revenue and is scheduled to be completed in September 2007), and the El Cajon hydroelectric project in Nayarit (which contributed Ps.270 million of revenue and completed its construction phase in August 2007).

The El Cajon hydroelectric project accounted for 7.5% and 29.7% of total revenues in our Civil Construction division in the first six months of 2007 and 2006, respectively. On June 1, 2007, ICA delivered the second turbine unit of the El Cajon hydroelectric project. We completed the construction phase of the El Cajon hydroelectric project and the CFE brought both turbogenerating units into commercial operation in August 2007. The unit’s final acceptance requires performance tests, delivery of the project and documents and finalization, closing and final payment of the contract, which are pending. On August 31, 2007 we received a second payment of U.S.$308 million, bringing the total payments we have received on the El Cajon contract to U.S.$833 million. To date, we have recorded aggregate revenues of U.S.$873 million relating to the El Cajon hydroelectric project under the percentage-of-completion method of accounting. We are currently in discussions with the CFE regarding the final settlement of the El Cajon contract and the payment of outstanding amounts. The project had outstanding debt of U.S.$320 million as of June 30, 2007, all of which was reflected on our balance sheet. We used the proceeds of the second El Cajon payment and a U.S.$175 million reserve established with the proceeds of the first El Cajon payment to prepay in full the U.S.$230 million 144A bond due May 2008 and to prepay an additional U.S.$75 million in debt related to the El Cajon hydroelectric project.

Operating income for our Civil Construction division decreased by 39% to Ps.96 million during the first six months of 2007 from Ps.159 million during the first six months of 2006. This decrease was due to the decline in revenues, lower margins in the mix of projects under construction and higher bid preparation expenses in the 2007 period.

Industrial Construction

The following table sets forth the revenues, operating income and operating margin of our Industrial Construction division for the six-month periods ended June 30, 2007 and 2006.

	Six Months Ended June 30,
	2007		2006
	(Millions of Mexican pesos, except for percentages)

Revenues	Ps.	3,772	Ps.	3,971
Operating income	Ps.	94	Ps.	140
Operating margin		2.5%		3.5%

Our Industrial Construction division’s revenues decreased by 5% to Ps.3,772 million during the first six months of 2007, from Ps.3,971 million during the first six months of 2006. This decrease was due primarily to a reduced volume of work performed in the first half of 2007. The principal contributors to revenue in the 2007 period were Package II of the Minatitlan refinery reconfiguration (which contributed Ps.1,920 million of consolidated revenue and is scheduled to be completed in May 2008), the PET plant in Altamira Tamaulipas (which contributed Ps.493 million of consolidated revenue and is scheduled to be completed in June 2008) and the Reynosa V and VI cryogenic plants for PEMEX (which contributed Ps.415 million of consolidated revenue and are scheduled to be completed in December 2008).

Operating income for our Industrial Construction division decreased by 33% to Ps.94 million during the first six months of 2007 from Ps.140 million during the first six months of 2006. This decrease was due to lower margins in the mix of projects under construction and higher bid preparation expenses in the 2007 period.

Rodio Kronsa

This division was formerly known as CPC-Rodio, reflecting the inclusion in the division of our Argentine subsidiary, CPC, S.A. or CPC. In each of 2004, 2005 and 2006, CPC contributed less than 1% of the division’s revenues. Because of this, the division was renamed Rodio Kronsa in 2006 to reflect the limited importance of CPC and the relatively greater importance of Kronsa to the division. CPC was sold in 2007.

The following table sets forth the revenues, operating income and operating margin of the Rodio Kronsa division for the six-month periods ended June 30, 2007 and 2006.

	Six Months Ended June 30,
	2007		2006
	(Millions of Mexican pesos, except for percentages)

Revenues	Ps.	830	Ps.	792
Operating income	Ps.	21	Ps.	46
Operating margin		2.5%		5.8%

The Rodio Kronsa division’s revenues increased by 5% to Ps.830 million during the first six months of 2007, from Ps.792 million during the first six months of 2006. This increase was due primarily to a higher volume of work.

Operating income for the Rodio Kronsa division decreased by 54% to Ps.21 million during the first six months of 2007 from Ps.46 million during the first six months of 2006. This decrease was largely due to the mix of projects, which more than offset the increase in revenues.

Construction Backlog

Our consolidated construction backlog as of June 30, 2007 was Ps.8,946 million, as compared to Ps.13,013 million as of June 30, 2006. This decrease was primarily due to a decrease in the awarding of new public sector contracts because of the change in administration discussed above.

The most significant additions to backlog in the first half of 2007 were:

•	the Reynosa V and VI cryogenic plants with Pemex (Ps.2,974 million)

•	the foundation work for the Chivas stadium in Guadalajara (Ps.343 million),

•	the MPG Pirineos sulphur and gas recovery plant (Ps.340 million)

•	new Rodio Kronsa projects (Ps.915 million), and

•	the Mayaland shopping center in Quintana Roo (Ps.40 million).

Several projects related to Terminal II of the Mexico City International Airport and Package II of the Minatitlan Refinery Reconfiguration project, together, represented 10% of our construction backlog as of June 30, 2007. As of June 30, 2007, the El Cajon hydroelectric project represented Ps.136 million, or 2%, of our construction backlog. As of June 30, 2006, approximately 7% of our construction backlog was attributable to construction projects outside of Mexico. Public sector projects represented approximately 73% of the total construction backlog as of June 30, 2007.

Since June 30, 2007, we have been awarded various new construction projects. The most noteworthy is a contract of U.S.$409 million for integrated services at the Chicontepec oil fields awarded to ICA-Fluor.

Infrastructure

In January 2007, we signed an agreement to purchase 39% of the shares of the environmental services company PMA Mexico for Ps.427 million, bringing our total shareholding of PMA Mexico to 49%. PMA Mexico operates municipal potable water treatment and supply, sewage, wastewater treatment, sanitary landfills, solid waste management and hazardous waste management systems through service contracts and concessions. PMA Mexico was previously known as Consorcio Internacional del Medio Ambiente, S.A. de C.V., or CIMA, and was originally established as a 50%-50% joint venture between us and Proactiva Medio Ambiente. In 2004, we sold all but 10% of our interest in CIMA for Ps.306 million (U.S.$27 million). Given our increased focus on infrastructure operations, the shares were repurchased from Proactiva Medio Ambiente and as of June 30, 2007, we hold 49% of PMA Mexico and Proactiva Medio Ambiente holds 51%.

As a result of a series of transactions that concluded in December 2005, we acquired control of GACN, an airport operator, and subsequently increased our interest to 52.74%. We began to consolidate GACN’s balance sheet as of December 31, 2005 and its results of operations as of January 1, 2006. As of January 1, 2006, we renamed our Infrastructure Operations segment the Infrastructure segment and divided the segment into two divisions: Airports and Other Concessions.

Airports

The following table sets forth the revenues, operating income and operating margin of our Airports division for the six-month periods ended June 30, 2007 and 2006. Our Airports division results consolidate the results of GACN and related holding companies Aeroinvest S.A. de C.V., or Aeroinvest, and Servicios de Tecnologia Aeroportuaria, S.A. de C.V., or SETA.

	Six Months Ended June 30,
	2007		2006
	(Millions of Mexican pesos, except for percentages)

Revenues	Ps.	895	Ps.	802
Operating income	Ps.	354	Ps.	316
Operating margin		39.6%		39.4%

Our Airports division’s revenues increased by 12% to Ps.895 million during the first six months of 2007, from Ps.802 million during the first six months of 2006. This increase was due primarily to increases in passenger traffic volume in 2007. During the first six months of 2007, GACN served 6.85 million passengers, as compared to 5.78 million in the first six months of 2006, an increase of 19%. During the first six months of 2007, domestic flights accounted for a 26.5% increase in total passenger traffic, which more than offset a 5.7% decrease in international passenger traffic. During the first six months of 2007, the Monterrey International Airport, the division’s largest airport, accounted for 44.8% of total passenger traffic.

Under Mexican law and the terms of the airport concessions, airport revenue derived from aeronautical activities (e.g., passenger charges, landing fees, aircraft parking charges) is subject to rate regulation, while other revenue (consisting principally of revenue from commercial activities such as the leasing of space in the airports to merchants and freight services) is not subject to rate regulation. Regulated airports revenue during the first six months of 2007 was Ps.728 million, or 81.3% of the total. During the same period, non-regulated airports revenue was Ps.167 million, or 18.7% of the total.

Operating income for our Airports division increased by 12% to Ps.354 million during the first six months of 2007 from Ps.316 million during the first six months of 2006. This increase was due to the increase in revenues.

Other Concessions

Since January 1, 2006, our Other Concessions division has included the Corredor Sur highway in Panama, the Acapulco Tunnel, a waste water treatment plant in Ciudad Acuña, and the Irapuato — La Piedad and Queretaro — Irapuato highways. The following table sets forth the revenues, operating income and operating margin of our Other Concessions division for the six-month periods ended June 30, 2007 and 2006.

	Six Months Ended June 30,
	2007		2006
	(Millions of Mexican pesos, except for percentages)

Revenues	Ps.	310	Ps.	224
Operating income	Ps.	97	Ps.	106
Operating margin		31.3%		47.3%

Our Other Concessions division’s revenues increased by 38% to Ps.310 million during the first six months of 2007, from Ps.224 million during the first six months of 2006. This increase was due primarily to increased traffic on our concession toll roads and tunnels.

Operating income for our Other Concessions division decreased by 8% to Ps.97 million during the first six months of 2007 from Ps.106 million during the first six months of 2006. This decrease was due to the combined effects of increased bid preparation expenses and the commencement of new projects, including the operation phase of the Irapuato — La Piedad PPP and the construction phase of the Queretaro-Irapuato PPP, as well as increases in personnel salaries.

The Corredor Sur’s average traffic volume in the first six months of 2007 increased 32% to 72,830 vehicles per day, compared to 55,037 in the first six months of 2006. Corredor Sur revenues increased to Ps.149 million in the first half of 2007 as a result of an increase in traffic.

Revenues of the Acapulco Tunnel increased Ps.5 million, or 8%, to Ps.61 million in the first six months of 2007, as compared to the first six months of 2006. The increase was due primarily to a traffic increase of 9%. The Acapulco Tunnel’s daily average traffic volume increased to 9,249 vehicles in the first six months of 2007, compared to 8,456 in the first six months of 2006.

As of August 2007, ICA was also awarded the following concessioned projects, which we expect will require total investment of approximately U.S.$5,200 million (U.S.$1,399 million for which we expect to be responsible) during their respective construction or start-up periods:

•	the first package of toll roads to be awarded by the FARAC to a consortium formed by two of our subsidiaries and GSIP, in which ICA will participate with 20% of the equity and GSIP, through affiliates and jointly with other investors, will hold the remaining 80% of the equity. ICA is required to contribute Ps.3,148 million as equity capital to the consortium, and the total payment from the consortium to the Mexican Communications and Transportation Ministry, or SCT, will equal approximately Ps.44,051 million.

•	Aqueduct II potable water supply project in Queretaro, with an estimated investment of U.S.$265 million, in which ICA has a direct and indirect 42.39% interest;

•	Nuevo Necaxa — Tihuatlan highway concession and PPP, with an estimated investment of U.S.$625 million, in which ICA has a 50% interest; and

•	Rio Verde-Ciudad Valles highway concession and PPP, with an estimated investment of U.S.$300 million, in which ICA has a 100% interest.

A portion of the investment amount we are responsible for as concessionaire is expected to result in construction contracts for ICA. These amounts have not been included in backlog because the construction or concession contracts and/or financing agreements have not yet been signed. Accordingly, there can be no assurance as to whether or when any portion of these contracts will be added to backlog.

Housing Development

The following table sets forth the revenues, operating income and operating margin of our Housing Development segment for the six-month periods ended June 30, 2007 and 2006.

	Six Months Ended June 30,
	2007		2006
	(Millions of Mexican pesos, except for percentages)

Revenues	Ps.	786	Ps.	597
Operating income	Ps.	61	Ps.	54
Operating margin		7.8%		9.0%

Our Housing segment’s revenues increased by 32% to Ps.786 million during the first six months of 2007, from Ps.597 million during the first six months of 2006. This increase was due primarily to an increase in units sold in the first half of 2007 compared to the first half of 2006. Our Housing segment sold 2,789 units during the first six months of 2007, compared to 2,402 units in the first six months of 2006. Of the units sold in the first six months of 2007, 51% were traditional low-income housing and 49% were affordable entry-level housing.

Operating income for our Housing Development segment increased by 13% to Ps.61 million during the first six months of 2007 from Ps.54 million during the first six months of 2006. This increase was mainly due to the increase in revenues. Our Housing Development segment reported a decrease in its operating margin between the first six months of 2006 and the first six months of 2007, reflecting higher corporate expenses, offsetting increases in revenues.

Corporate and Other

The following table sets forth the revenues, operating income and operating margin of our Corporate and Other segment for the six-month periods ended June 30, 2007 and 2006.

	Six Months Ended June 30,
	2007		2006
	(Millions of Mexican pesos, except for percentages)

Revenues(1)	Ps.	(18)	Ps.	64
Operating (loss)	Ps.	(59)	Ps.	(7)
Operating margin		N/A		(11)%

(1)	Includes Ps.86 million in charges against revenues in the first six months of 2007 to eliminate revenues resulting from intercompany transactions.

Our Corporate and Other segment’s revenues changed to a negative Ps.18 million during the first six months of 2007, from revenues of Ps.64 million during the first six months of 2006. This change was due primarily to costs generated by the holding company and a decreased number of significant divestitures, coupled with significant intercompany eliminations.

Operating loss for our Corporate and Other segment decreased to a loss of Ps.59 million during the first six months of 2007 from a loss of Ps.7 million during the first six months of 2006. This decrease was largely due to costs generated by the holding company coupled with a decreased number of significant divestitures.

Financing Costs, Net

The following table sets forth the components of our comprehensive financing results for the six-month periods ended June 30, 2007 and 2006.

	Six Months Ended June 30,
	2007		2006
	(Millions of Mexican pesos)

Interest expense	Ps.	556	Ps.	249	(1)
Interest income		(213)		(177)
Foreign exchange gain, net		47		36
Loss on monetary position		23		12

Financing costs, net	Ps.	318	Ps.	48

(1)	Does not include interest expense attributable to the El Cajon hydroelectric project and projects for the construction of drilling platforms for PEMEX (working capital in respect of which has been financed by bank loans), each of which is reported as a part of cost of sales in the Construction and Infrastructure segments. During the first six months of 2007, no interest expense related to these projects was generated. During the first six months of 2006, Ps.272 million of cost of our sales consisted of interest expense related to these projects.

We reported comprehensive financing cost of Ps.318 million during the first six months of 2007, as compared to comprehensive financing costs of Ps.48 million during the first six months of 2006. The increase in financing costs was due primarily to higher interest expense in the 2007 period related to a higher level of debt in pesos not related to the El Cajon hydroelectric project, combined with Ps.110 million of comprehensive financing costs related to the El Cajon hydroelectric project in the 2007 period (as compared to Ps.2 million in the 2006 period).

Our interest income increased to Ps.213 million during the first six months of 2007 from Ps.177 million during the first six months of 2006. This increase was primarily attributable to higher levels of cash, including a reserve for the payment of the 144A bond related to the El Cajon financing for approximately U.S.$175 million.

Our foreign exchange gain for the first six months of 2007 increased to Ps.47 million, compared to a foreign exchange gain of Ps.36 million for the first six months of 2006, as a result of exchange rate variations.

Our loss on monetary position reflects the effects of inflation, as measured by the Mexican National Consumer Price Index, on our net monetary position. The loss on monetary position for each of the first six months of 2006 and the first six months of 2007 reflected our net monetary asset position for that period.

Other Income and Expenses, Net

During the first six months of 2007, our net other income amounted to Ps.69 million, compared with net other expense of Ps.66 million during the first six months of 2006. The income during the first six months of 2007 was primarily due to the cancellation of a reserve for accounts receivable of Ps.66 million as a result of the establishment of a payment date and the reclassification of statutory employee profit sharing expense from a component of taxes in 2006 to a component of other income (expense) in 2007, as required by MFRS.

Income Tax

During the first six months of 2007, we recorded a net provision for the payment of taxes of Ps.79 million.

In 2007, the statutory income tax rate applicable to us was reduced from 29% to 28%. See note 20 to our annual consolidated audited financial statements for 2006 included in our annual report on Form 20-F/A for the year ended December 31, 2006. Our effective income tax rate was 19% in the first six months of 2007, as compared to 32% in the first six months of 2006. We are accruing taxes based on estimated full-year 2007 tax liability. Generally, differences between effective tax rates and statutory tax rates are due to differences between taxable and financial accounting income or loss.

Share in Net Gain (Loss) of Unconsolidated Affiliated Companies

We reported net income from our equity interests in unconsolidated affiliates of Ps.18 million during the first six months of 2007, compared to Ps.5 million during the same period in 2006. During the first six months of 2006 we recorded profits from Dravica (our affiliate involved in the Caruachi hydroelectric project in Venezuela). During the first six months of 2007, we recorded profit principally from PMA Mexico.

Net Income

We had net income after subtracting minority interest of Ps.137 million during the first six months of 2007, a decline of Ps.146 million, from the Ps.283 million we reported during the first six months of 2006. Our income per Ordinary Share during the first six months of 2007 was Ps.0.34 (U.S.$0.38 per ADS), based on a weighted average of 406.11 million shares outstanding during the period, which reflects a decrease from the first six months of 2006, in which we recorded income per Ordinary Share of Ps.0.70 (U.S.$0.78 per ADS), based on a weighted average of 403.63 million shares outstanding. The Airports division contributed an additional Ps.71 million to our net income in the first six months of 2007. This increase was offset by a decrease in net income in our Civil Construction division related to the El Cajon hydroelectric project nearing completion and by losses recorded in the Corporate and Other segment.

Net income of minority interests was Ps.217 million during the first six months of 2007 and Ps.198 million during the first six months of 2006.

Liquidity and Capital Resources

Overview

We had net working capital of Ps.7,227 million as of June 30, 2007 as compared to net working capital of Ps.6,558 million as of June 30, 2006. We had net working capital of Ps.9,523 million as of December 31, 2006 as compared to net working capital of Ps.4,897 million as of December 31, 2005. The increase in net working capital was primarily attributable to our collection of payment for the first turbine of the El Cajon hydroelectric project and the reclassification of long-term assets and liabilities of El Cajon to short-term.

Cash and cash equivalents were Ps.6,656 million at June 30, 2007, an increase of 14% as compared to June 30, 2006, principally as a result of the partial payment on the El Cajon hydroelectric project. At June 30, 2006, we had a current ratio (current assets over current liabilities) of 1.48, as compared to a current ratio of 1.56 at June 30, 2007. At June 30, 2007, 85% of cash and cash equivalents were in the following joint venture projects or subsidiaries: 34% in GACN, 30% in the El Cajon hydroelectric project, 13% in ICA-Fluor, 6% in the reserves established to secure the Acapulco Tunnel and Corredor Sur financings, and 1% in Rodio Kronsa. Our access to cash in these joint ventures is restricted and we can generally only use it in accordance with the joint venture’s bylaws or governing agreements. The remaining 16%, or Ps.1,057 million, was held at the parent company level of ICA or in its other operating subsidiaries. Of total cash as of June 30, 2007, 20% represented client advances.

Recent Financing Activity

In June 2007, Aeroinvest entered into agreements with Merrill Lynch, Pierce, Fenner & Smith, Incorporated to refinance existing credit facilities totaling U.S.$216 million, which was used primarily to finance the acquisitions by Aeroinvest of 35.3% of the capital stock of GACN in the form of series “B” shares from the Mexican government, and by SETA of an additional 2% of the capital stock of GACN in the form of series “B” shares. The refinancing was approved at GACN’s extraordinary general shareholders’ meeting held January 31, 2007. The refinancing of the existing facilities consists of the issuance of the following series of notes by a Mexican trust, payable in U.S. dollars: (1) Ps.2,125,000,000 aggregate principal amount of Series 2007-1 Class A Notes due 2017, (2) Ps.325,000,000 aggregate principal amount of Series 2007-1 Class B Notes due 2017, and (3) Ps.355,000,000 aggregate principal amount of Series 2007-1 Class C Notes due 2017. Its purpose was prepayment of the existing facilities, payment of related costs, fees and reserves, and general corporate purposes. Aeroinvest has pledged as collateral its series “B” shares in GACN representing 36.04% of GACN’s capital stock. Additionally, Aeroinvest has assigned its economic and corporate interests (including its right to receive dividends) in such series “B” shares and in its series “A” shares representing 74.5% of the capital stock of SETA, which in turn owns an additional 16.7% of the capital stock of GACN. Under the refinancing, Aeroinvest will retain the right to vote the pledged shares at all times unless it has failed to make a required payment. Aeroinvest, ADP, SETA, Banco Nacional de Comercio Exterior, S.N.C., Division Fiduciaria and Banco J.P. Morgan, S.A., Institucion de Banca Multiple, J.P. Morgan Grupo Financiero, Division Fiduciaria entered into a voting agreement pursuant to which Aeroinvest agreed to vote its series “B” shares representing 36.04% of the capital stock of GACN as a bloc in the same way SETA votes its shares of the capital stock of GACN at all ordinary and extraordinary general shareholders’ meetings, subject to certain exceptions set forth in the consortium agreement entered into between us and ADP. Both we and Aeroinvest issued corporate guarantees for the benefit of Banco J.P. Morgan, S.A., Institucion de Banca Multiple, J.P. Morgan Grupo Financiero, Division Fiduciaria (as issuer of the notes) and the Bank of New York (as trustee under the indenture governing the notes) in connection with the refinancing. So long as there are amounts outstanding under the notes, Aeroinvest is obligated to comply with certain affirmative and negative covenants, including maintenance of at least its present ownership interest in GACN and SETA, majority control over GACN and its subsidiaries and a minimum ratio of earnings before depreciation and amortization to debt service.

Indebtedness

Our total debt at June 30, 2007 was Ps.11,111 million, a decrease of Ps.871 million, from Ps.11,982 million, at June 30, 2006 and a decrease of Ps.2,448 million, from Ps.13,559 million, at December 31, 2006. We used the payment we collected for the first unit at the El Cajon project to repay Ps.3,751 in debt during the first six months of 2007. Also during the first six months of 2007, we obtained new loans including a long-term borrowing in europesos (peso-denominated instruments placed in the European market) for Ps.2,805 million to finance the purchase of GACN shares, a financing of the Irapuato-la Piedad highway PPP for Ps.410 million, a bridge loan to finance the purchase of an additional 39% interest in PMA Mexico for Ps.430 million, and working capital loans in an aggregate amount of Ps.164 million for Terminal II of the Mexico City International Airport, the development of entry-level housing and the offshore housing module for PEMEX. As a result, our debt not related to the El Cajon hydroelectric project increased by Ps.3,009 million from December 31, 2006 to June 30, 2007.

At June 30, 2007, 54% of our total debt was denominated in currencies other than the Mexican peso, principally U.S. dollars or, in the case of debt related to projects of the Rodio Kronsa division, Euros. We may in the future incur additional non-peso denominated indebtedness. Declines in value of the Mexican peso relative to such other currencies may both increase the interest expense to us related to such indebtedness and result in foreign exchange losses. An increase in the value of the Mexican peso relative to such other currencies will have the opposite effect.

Our total debt to equity ratio was 0.77 at June 30, 2007 compared to 0.86 at June 30, 2006 and 0.96 at December 31, 2006. The decrease in our debt to equity ratio was due primarily to the effect of the payment of debt related to the El Cajon hydroelectric project with the proceeds of the payment for the first turbine and the increase in equity resulting from the net majority profits recorded from July 1, 2006 to June 30, 2007.

Certain of our project subsidiaries and unconsolidated affiliates, such as Aeroinvest, PMA Mexico, ICA Panama, S.A. or ICA Panama, ICA-Fluor, Rodio Kronsa, Constructora Internacional de Infraestructura, S.A. de C.V., or CIISA, Tuneles Concesionados de Acapulco, S.A. de C.V., or TUCA, and Concesionaria Irapuato La Piedad S.A. de C.V., or CONIPSA, have entered into debt and other agreements containing restrictive covenants that limit the ability of such subsidiaries and affiliates to pay us dividends. These restrictive covenants generally do not restrict our principal operating subsidiaries in the Civil Construction, Industrial Construction, Rodio Kronsa and Housing Development segments and divisions.

The following table presents an overview of our principal outstanding indebtedness as of June 30, 2007:

Outstanding
Principal
			Payment Dates	Amount as of
Description of Debt	Borrower	Interest Rate	and Maturity	June 30, 2007
(In thousands)

Ps.800 million in notes traded on exchanges (Certificados Bursatiles) (recourse only to the trust that issued and sold the notes).	TUCA	The Mexican interbank rate (TIEE) plus 2.95%	Payment dates: semi-annual, beginning December 25, 2008 with an option to prepay after nine years Maturity: 2022	Ps.800,000

U.S.$150 million of 6.95% notes due 2025 (guaranteed by payments from Corredor Sur highway’s operations).	ICA Panama	6.95%	Payment dates: semi-annual, beginning August 2008 Maturity: 2025	U.S.$150,000

Loan provided by BBVA Bancomer (collateralized by the shares of SISSA Coahuila, S.A. de C.V., or SISSA Coahuila, a subsidiary of ICA, and by project revenues).	SISSA Coahuila	The London Interbank Offer rate (LIBOR) plus 3.60%	Payment dates: semi-annual Maturity: September 2008	U.S.$3,590

Outstanding
Principal
			Payment Dates	Amount as of
Description of Debt	Borrower	Interest Rate	and Maturity	June 30, 2007
(In thousands)

Bridge loans for home building provided by: Hipotecaria su Casita, GMAC, Hipotecaria Nacional, Metrofinanciera, Banorte, Banamex and Ve por Más.	ViveICA and its subsidiaries	TIIE plus 2.0%	Payment dates: monthly Maturity: 2007, 2008 and 2009	Ps.420,788

U.S.$452.4 million syndicated credit facility for the El Cajon hydroelectric project provided by West LB AG, BBVA Bancomer S.A., Banco Interacciones S.A., HSBC Mexico S.A., Banco Santander Central Hispano, S.A., DEPFA Investment Bank Limited, Norddeutsche Landesbank Girozentrale and General Electric Capital Corporation.	CIISA	LIBOR plus 3.00%	Payment dates: monthly, Maturity: August 2007	U.S.$90,027

U.S.$230 million fixed rate bond for the El Cajon hydroelectric project.	CIISA	6.5%	Payment dates: semi-annual Maturity: May 2008	U.S.$230,000

Ps.2,805 million long-term financing, consisting of Ps.2,125 million class A, Ps.325 million class B and Ps.355 million class C notes, for the purchase of 36% of GACN, as refinanced by Merrill Lynch (guaranteed by Empresas ICA, S.A.B. de C.V.).	Aeroinvest	Class A: 7.75% Class B: 11.07% Class C: 11.43%	Payment dates: quarterly, beginning July 2007 Maturity: 2017	Ps.2,805,000

Ps.430 million long-term financing to finance the acquisition of the 39% of PMA Mexico, including a standby letter of credit from Norddeutsche Landesbank Girozentrale, New York Branch, secured by shares of PMA Mexico.	Controladora de Operaciones de Infraestructura or CONOISA	TIIE plus 4.5%	Payment dates: quarterly beginning on September 2008 Maturity: June 2012	Ps.430,000

U.S.$60 million bridge loan for general corporate use, guaranteed by income from the El Cajon hydroelectric project.	Constructoras ICA, S.A. de C.V., or CICASA	LIBOR plus 1.75%	Payment dates: at maturity Maturity: August 2007, with optional extension linked to El Cajon	U.S.$59,148

U.S.$15 million bridge loan for general corporate use, guaranteed by income from the El Cajon hydroelectric project.	Constructoras ICA, S.A. de C.V.	LIBOR plus 1.50%	Payment dates: at maturity Maturity: August 2007, with optional extension linked to El Cajon	U.S.$12,921

Ps.580 million loan for the Irapuato-La Piedad highway, secured by shares.	CONIPSA	TIIE plus 2.5% to 3.5%	Payment dates: quarterly, beginning February 2007 Maturity: November 2009	Ps.410,243

Off-Balance-Sheet Arrangements

We do not have any off-balance-sheet arrangements that have or that we believe are reasonably likely to have a current or future effect on our financial condition, results of operations, or liquidity.

RECENT DEVELOPMENTS

El Cajon hydroelectric project

On August 31, 2007, the CFE paid our subsidiary CIISA U.S.$308 million, the second payment for the El Cajon hydroelectric project contract. We used the proceeds of the second payment and a U.S.$175 million reserve established with the proceeds of the first El Cajon payment to prepay in full the U.S.$230 million 144A bond due May 2008 and to prepay an additional U.S.$75 million in debt related to the El Cajon hydroelectric project.

We completed the construction phase of the El Cajon hydroelectric project and the CFE brought both turbogenerating units into commercial operation in August 2007. The unit’s final acceptance requires performance tests, delivery of the project documents and finalization, closing and final payment of the contract, which are pending. Following the second payment of U.S.$308 million, the total payment we have received on the El Cajon contract to date is U.S.$833 million. We have recorded aggregate revenues of U.S.$873 million relating to the El Cajon hydroelectric project under the percentage-of-completion method of accounting. We are currently in discussions with the CFE regarding the final settlement of the El Cajon contract and the payment of outstanding amounts.

La Yesca hydroelectric project

In September 2007, the CFE awarded a U.S.$768 million contract for the engineering, procurement and construction of the La Yesca hydroelectric project to a consortium in which two of our subsidiaries hold a combined 67% interest. La Peninsular Compañia Constructora, S.A. de C.V, holds the remaining interest in the consortium. The La Yesca hydroelectric project is located on the border between the states of Jalisco and Nayarit, and is comprised of civil construction, electromechanical and ancillary work including the procurement, engineering, construction, transportation, start-up, testing and commissioning of two 375 megawatt turbogenerating units. The terms of the contract require us to secure financing for the project costs. The consortium has received a commitment to structure the financing for the La Yesca hydroelectric project from WestLB AG, which also structured the financing for the El Cajon hydroelectric project. Because the terms of the construction contract provide that the CFE will pay for the project upon completion, and the financing expected to be obtained by the consortium is likely to cover only the project’s cash costs, we do not expect the project to generate any significant cash flow to us until completion of the project, which is currently expected to occur in the second quarter of 2012. However, because we recognize revenues from our construction projects under the percentage-of-completion accounting method, the La Yesca hydroelectric project is expected to generate a material portion of our revenues in 2008, 2009, 2010 and 2011. The La Yesca hydroelectric project is expected to represent a substantial portion of our receivables and our indebtedness in the future.

First Package Awarded by FARAC

On August 6, 2007, the SCT awarded the FARAC concession to a consortium formed by two of our subsidiaries and GSIP, in which ICA will participate with 20% of the equity and GSIP, through affiliates and jointly with other investors, will hold the remaining 80% of the equity. The FARAC concession consists of a 30-year concession to construct, operate, exploit, conserve, and maintain the 548-kilometer Maravatio — Zapotlanejo, Guadalajara — Zapotlanejo Zapotlanejo — Lagos de Moreno, and Leon — Lagos — Aguascalientes toll roads in the states of Michoacan, Jalisco, Guanajuato and Aguascalientes, as well as extension or enlargement works as the SCT determines. The consortium had presented the highest offer for the assets in the amount of Ps.44,051 million. The concessionaire has received a Ps.31,000 million commitment for the required long-term financing through Banco Santander Central Hispano, S.A. or its subsidiaries. We will have a minority interest in the FARAC concession, reporting it as a non-consolidated affiliate, and are required to contribute Ps.3,148 million as equity capital. Our consortium partner GSIP and the long-term financing described above will cover the remaining investment amount due to the Mexican federal government under the concession. The terms of the above-mentioned financing are still being defined and may require, among other conditions: (i) the pledge of ICA’s and GSIP’s shares of the consortium in favor of the creditors and (ii) a waterfall of payments that may restrict the cash available for distributions to shareholders in the near term.

We intend to use approximately U.S.$283 million of the net proceeds of the offering to fund our equity interest in the consortium. An affiliate of Citigroup Global Markets Inc. has agreed to provide bridge financing, subject to certain conditions, to allow us to fund this amount by the due date in the event that this offering is not consummated.

Nuevo Necaxa — Tihuatlan Concession

The SCT awarded the consortium formed by two of our subsidiaries and FCC a 30-year concession for the 85-kilometer highway beginning at Nuevo Necaxa and terminating in Tihuatlan in the states of Puebla and Veracruz, respectively. We are expected to have a 50% interest in the consortium. The concession requires a total investment in the amount of U.S.$625 million. This concession contemplates: (i) the construction, operation, maintenance, and conservation of the 36.6 kilometer Nuevo Necaxa — Avila Camacho section, (ii) the exploitation, operation, maintenance, and conservation of the 48.1 kilometer Avila Camacho — Tihuatlan section, and (iii) the granting to the concessionaire of a long-term PPP contract to provide highway capacity for the Nuevo Necaxa — Avila Camacho section, which is given as an exclusive right under the concession contract. This project includes the final sections of the highway linking Mexico City with the port of Tuxpan, Veracruz.

Rio Verde — Ciudad Valles Concession

The SCT awarded the consortium formed by three of our subsidiaries a 20-year concession for the 113.2 kilometer highway beginning in Rio Verde and terminating in Ciudad Valles in the state of San Luis Potosi. The concession requires a total investment in the amount of U.S.$300 million. We are expected to have a 100% interest in the consortium. This concession contemplates: (i) the operation, conservation, maintenance, modernization and expansion of the 36.6 kilometer Rio Verde — Rayon section, (ii) the construction, operation, exploitation, conservation and maintenance of the 68.6 kilometer Rayon — La Pitahaya section, and (iii) the operation, conservation, maintenance, modernization, and expansion of the 8.0 kilometer La Pitahaya — Ciudad Valles section. This concession includes the exclusive right to execute a long-term services contract with the Mexican federal government through the SCT.

Chicontepec Oil Field — Second Contract

PEMEX Exploration and Production assigned and executed a new contract for the provision of oil field services in the Chicontepec oil field to the consortium in which ICA-Fluor maintains a 29% interest. The contract has a value of U.S.$1,400 million over a term of four years. The scope of work to be performed includes the engineering, procurement and construction of the surface infrastructure and production facilities. The field is located 250 kilometers northwest of Mexico City in the states of Veracruz and Puebla.

Change in Ratio of CPOs to ADSs

On August 30, 2007 we amended the terms of the deposit agreement relating to our ADSs such that the exchange ratio of ADSs to CPOs was changed from 1:12 to 1:4. The exchange ratio of Ordinary Shares and CPOs remained 1:1. This transaction resulted in the equivalent of a 3:1 split of the ADSs only.

Unless otherwise noted herein, all ADS and per ADS data in this report have been adjusted to reflect the change in the ratio of CPOs to ADSs for all periods presented.

ViveICA Uncommitted Credit Line

On September 4, 2007, our housing subsidiary ViveICA entered into an uncommitted revolving debt facility funded by Deutsche Bank for a peso equivalent U.S.$50 million to finance projects in several cities. The facility is denominated in pesos and has a maturity of six years, with a four-year revolving period during which ViveICA may draw on the funds. Because the facility is uncommitted, we will not pay a commitment fee to Deutsche Bank and Deutsche Bank will have discretion to cease advancing funds under the agreement.

This facility will allow ViveICA to finance projects before project authorization documents have been obtained and recuperate the appraised value of the project land upon delivery of definitive project authorization, thus increasing the turnover and liquidity of projects. The facility has been rated AAA on the Mexican scale by both Moodys and S&P rating agencies. The amount of the facility may be increased to the peso equivalent of U.S.$100 million upon mutual agreement of both parties.

Tejocotal — Nuevo Necaxa Highway Litigation

On July 5, 2007, Rafael Francisco Alvarez Guzman initiated a lawsuit against us claiming damages for alleged effects to four bodies of water near the Nuevo Necaxa-Tejocotal highway to which the National Water Commission (Comision Nacional de Aguas, or CAN) has granted him a concession for forty years, which damage allegedly prevented his use of the water for commercial purposes. The claimant sought monetary damages of Ps.2,792 million based on his inability to sell the water to Coca-Cola, with which he has alleged to have a contract. The claimant also seeks monetary damages of Ps.5,584 million on the same basis with respect to Akuaforest, Enterprise S.A. de C.V., or Akuaforest, of which the plaintiff purports to have nearly 100% ownership. Additionally, Akuaforest claims damages of Ps.1.778 million to installations on its properties allegedly caused by us.

The co-defendants in the case are the Mexican Communications and Transportation Ministry, or SCT, and the Bridge and Highway Trust of the Gulf of Mexico. We contest these claims, including on the basis that our participation in the project was in accordance with the terms the SCT set in the bidding rules and its instructions.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 11, 2007

Empresas ICA, S.A.B. de C.V.

/s/ JOSE LUIS GUERRERO ALVAREZ

Name: Jose Luis Guerrero Alvarez
Title: Chief Executive Officer